Derek Oil and Gas Corporation

Notice Pursuant to Part 4.3 (3) of the National Instrument 51-102
Continuous Disclosure Obligations

The 2004 Three Month report of Derek Oil and Gas Corporation filed for the three
months ended July 31, 2004 has been prepared by management without review by our
auditors. These un-audited financial statements have been prepared in accordance with
Canadian Generally Accepted Accounting Principles for interim financial information.
Accordingly, they do not include all of the information and notes to the financial
statements required by Generally Accepted Accounting Principles for complete financial
statements. In the opinion of management, all adjustments considered necessary for a
fair presentation have been included.

Date: September 15, 2004

"Signed"_____
Name: Ed Byrd
        Chief Financial Officer
        Derek Oil and Gas Corporation

DEREK OIL AND GAS CORPORATION
QUARTERLY FINANCIAL STATEMENTS
For the Three Month Period Ended July 31, 2004 and 2003

Unaudited
Prepared by Management
Vancouver, B.C.
September 15, 2004

DEREK RESOURCES CORPORATION
Consolidated Balance Sheets
as at July 31, 2004 and April 30, 2004

ASSETS

	July 31, 2004 $	April 30, 2004 $
Current Assets		
Cash and cash equivalents	483,454	632,700
Earn-in party trust funds	-	146,962
Accounts receivable and prepaid expenses	22,057	24,701
	505,511	804,363
Performance Bonds	26,600	27,412
Oil and gas properties	13,799,192	13,814,938
Other assets-net	23,603	7,721
	14,354,906	14,654,434

LIABILITIES

Current Liabilities		
Accounts payable and accrued liabilities	195,681	216,652
Earn-in party trust funds	-	146,962
	195,681	363,614

SHAREHOLDERS' EQUITY

Capital Stock	27,189,876	27,080,110
Contributed Surplus	936,431	901,206
Deficit	(13,967,082)	(13,690,496)
	14,159,225	14,290,820
	14,354,906	14,654,434

Approved by the Directors

"Ed Byrd" _____ , Director

"Barry C.J. Ehrl" _____ , Director

The accompanying notes are an integral part of the consolidated financial statements
Unaudited – Prepared by Management

4

DEREK OIL AND GAS CORPORATION
Consolidated Statement of Operations
For the three months ended July 31, 2004 and 2003

	Three Months Ended July 31, 2004 $	Three Months Ended July 31, 2003 $
EXPENSES		
Bank charges and interest	300	18,355
Consulting fees	15,612	4,228
Foreign exchange loss (gain)	2,354	(4,047)
Legal and audit fees	20,406	8,309
Management fees	30,000	20,000
Office administration and other	20,514	4,977
Office rent and services	14,152	5,930
Salaries and benefits	44,729	19,760
Shareholders information	58,677	2,720
Stock exchange and filing fees	1,488	2,000
Telephone and fax	5,055	3,293
Transfer fees	2,749	1,818
Travel to site and administrative	25,785	1,092
Lak Operating Costs	-	23,667
Stock option expense	35,225	-
	277,046	112,102
Interest and other income	460	2,786
Loss for the period	(276,586)	(109,316)
Deficit-opening balance	(13,690,496)	(12,120,603)
Deficit-closing balance	(13,967,082)	(12,229,919)
Basic and diluted loss per share	(0.01)	(0.01)
Weighted average number of shares	30,415,793	20,691,019

The accompanying notes are an integral part of the consolidated financial statements
Unaudited – Prepared by Management

5

DEREK OIL AND GAS CORPORATION
Consolidated Statement of Changes in Financial Position
For the three months July 31, 2004, and 2003

	Three Months Ended July 31, 2004 $	Three Months Ended July 31, 2003 $
Cash flows from operating activities		
Loss for the period	(276,586)	(109,316)
Items not affecting cash		
Amortization of other assets	0	1,930
Stock option expense	35,225	0
Accounts receivable and prepaid	2,644	(3,837)
Accounts payable and accrued liabilities	(20,971)	(223,516)
Short term debt	0	16,666
	(259,688)	(318,073)
Cash flows from (for) investing activities		
Oil and natural gas interests	15,746	0
Performance bonds posted	812	918
Other assets	(15,882)	0
	676	918
Cash flows from (for) financing activities		
Shares issued for cash	109,766	331,075
Share issue costs	0	0
Notes Payable	0	0
	109,766	331,075
Increase (Decrease) in cash and short term deposits	(149,246)	13,920
Cash and short term deposits – Beginning of Period	632,700	8,857
Cash and short term deposits – End of Period	483,454	22,777

The accompanying notes are an integral part of the consolidated financial statements
Unaudited – Prepared by Management

DEREK OIL and GAS CORPORATION

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Notes to Consolidated Financial Statements
June 30,2004 and 2003

1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation. The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties. The Company's current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company. The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, USA) to commercial production through earn-in agreements with third parties. (see note 3)

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended July 31, 2004 are not necessarily indicative of the results that may be expected for the year ended April 30, 2005.

The balance sheet at April 30, 2003 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Management prepared the interim financial statements in accordance with the accounting policies described in the Company's annual financial statements for the year ended April 31, 2004. For further information, refer to the consolidated financial statements and notes thereto included in the Company's Annual Report to Shareholders for the year ended April 31, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

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These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA), Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of oil and gas properties. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Revenue recognition

Revenues associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes to the Company's customer.

From time to time, the Company receives royalty payments from projects in which it has an interest which are recorded when received. Some historic property interests do not have any carrying value attributed to them. Royalties from these property interests are recorded as other income.

Oil and Gas Interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where impairment occurs a charge to earnings would be made.

The recoverability of the amounts shown for oil and natural gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and natural gas interests represent net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, and technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

Substantially all of the Company's exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and is translated using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rate in effect at the date of the transaction. Revenue and expenses are translated at the average exchange rate for the period with the exception of depletion of oil and gas properties, which is translated at historical exchange rates. Resulting exchange gains or losses are included in the determination of loss for the period.

Stock Options

The Company has adopted the amended requirements of the Canadian Institute of Chartered Accountants handbook section 3870 "Accounting for Stock-based Compensation and Other Stock-based Payments". These amendments require an expense to be recognized in the financial statements for employee stock options.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the future imputed value of the options granted in the period. Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss Per Share

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The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The resulting dilutive effect of stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

3. Oil and natural gas properties

LAK RANCH PROJECT	July 31, 2004	July 31, 2003
	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	-
Closing balance	(94,045)	36,588
Exploration and development costs		
Opening balance	13,908,983	14,180,428
Surface preparation and construction	-	-
Field house, water and power	(17,633)	-
Professional engineering	934	-
General repairs and maintenance	-	-
Travel and vehicle	-	-
Field site insurance	-	-
Direct administration	-	-
Deferred costs	144,752	-
Direct wages	953	-
Less:		
SEC Limited Partnership Costs	(144,752)	-
Closing balance	13,893,237	14,180,428
Total	13,799,192	14,217,018

In April, 2001 the company was granted a 100% interest to the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

During the year ended April 30, 2002, as part of certain financings, the company granted additional royalties of US $0.14 per barrel of oil produced on the LAK Ranch Project. In addition the property carries additional royalties of 16.09 % to various parties. The Company has to date repurchased 4.1 % of these royalties for its own account, and has an agreement under which it can purchase a further 1.42%.

In October, 2003, the Company entered into an agreement with SEC Oil and Gas Partnership ("SEC"), whereby, in consideration of SEC funding $700,000 US of capital and operating expenditures on the LAK Ranch Project, SEC would receive a 49% revenue interest in the initial well, until 1.2 times payback, when the SEC interest in that initial well would revert to a 33% working interest. On October 30, 2003, the terms of this agreement were amended such that SEC would earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of $600,000 US (paid in trust). SEC will under this amended agreement receive a 10% revenue share until 1.2 times payback at which time their revenue interest will revert to 5%. (See also Note 4 Earn In Party Trust Funds)

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In January 2004, the Company concluded an agreement with Ivanhoe Energy, whereby Ivanhoe would earn up to a 60% interest in the LAK Ranch Project by expending $5,000,000 US on capital development of the Project. The parties to this agreement are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe will have an initial interest of 30% and will earn an additional 6% for each million dollars expended. Their interest will be adjusted quarterly based on expenditures made.

During the period ended July 31, 2004, the Company capitalized $(nil) in general and administrative costs in the LAK Ranch Project (July 31, 2003 - $nil). The reduction in the carrying value of the Lak Ranch Project from 2003 to 2004 represents SEC Limited Partnership expenditures on previously incurred costs and Ivanhoe payments received.

As at July 31, 2004, the ownership of the LAK Ranch Project was Ivanhoe Energy 33%, SEC 5%, and the Company 62%.

The company has posted performance bonds of US $20,000 in relation to the LAK property.

4. Earn in party trust funds

During fiscal 2004, SEC Oil and Gas Partnership advanced the Company $600,000 US to earn a 5% working interest in the LAK Ranch Project. The Company held these funds in trust, to expend on SEC's behalf, to cover operating expenses. These funds were expended in their entirety in the quarter ended July 31, 2004, and SEC Oil and Gas Partnership has earned a 5% working interest to the project.

5. Notes payable

		July 31, 2004	July 31, 2003
		$	$
Notes Payable		Nil	565,460
Accrued Interest		Nil	60,866

.

Details of the notes payable are as follows:

On June 6, 2001, the Company issued a promissory note in the principal amount of US$100,000, bearing interest at an effective rate of 10% per annum. On February 5, 2003, the Company settled US$50,000 of the note in exchange for 786,850 common shares (since consolidated to 262,283 shares) of the Company and exchanged the remaining principal amount of US$50,000 for a new promissory note bearing interest at an effective rate of 10% per annum, repayable September 30, 2003. This note was repaid in October 2003.

On June 15, 2001, the Company issued a promissory note in the principal amount of US$471,183, bearing interest at an effective rate of 10% per annum, in settlement of accounts payable. Effective August 21, 2002 the lender agreed to settle one-half of the total principal and interest outstanding in exchange for 4,471,090 common shares (since consolidated to 1,490,363 shares) of the Company. The lender also agreed that the remaining amount payable by the Company would be secured by a new note issued by the Company bearing interest at 10% per annum and maturing on September 30, 2003. In addition the Company granted the lender a lien on LAK Ranch Project. In October 2003, the lender and the Company renewed the September 30, 2003 note with a new promissory note bearing the same terms and conditions. This note was repaid in February 2004.

On June 27, 2001, the Company issued a promissory note for a principal amount of US$100,000, bearing interest at a rate of 10% per annum. On February 5, 2003 the Company settled the accrued interest on this note in the amount of US$12,114 in exchange for 190,640 common shares of the Company. On November 5, 2003 the Company settled the principal and interest outstanding on this note by issuing to the lender another 495,744 units in the Company. Each unit consisted of one common share and one common share purchase warrant which is convertible into a further common share of the Company at $0.40 until November 5, 2005.

Certain of these notes payable had a right to convert principal and interest into common equity in the Company, and these notes were split between debt and equity. Upon repayment without conversion the equity portion of the notes payable has be reclassified to contributed surplus.

.

6. Capital Stock

a)   Authorized
        100,000,000 common shares of no par value

        Issued   30,654,627 common shares

	Number of Shares	Amount
Balance-April 30, 2002	38,145,022	$22,464,255
Private placements	18,963,035	1,896,304
Share consolidation	(38,072,038)	--
Balance-April 30, 2003	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares for debt	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance-April 30, 2004	30,165,793	27,080,110
Warrants exercised	488,834	109,766
Balance-July 31, 2004	30,654,627	27,189,876

b)   Stock Options Outstanding

	Stock Options	Weighted Average Exercise Price
Balance as at April 30, 2002	856,000	1.20
Cancellations	(175,667)	1.53
Balance as at April 30, 2003	680,333	1.13
Cancellations	(655,333)	1.13
Exercises	(275,000)	0.15
Grants	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Grants	240,000	0.62
Balance as at July 31, 2004	3,010,000	0.35

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Summary of options –

Number of Options	Exercise Price	Expiry Date
25,000	1.05	November 5, 2005
1,625,000	0.15	July 3, 2008
350,000	0.28	September 4, 2008
100,000	0.30	September 30, 2008
480,000	0.80	November 30,2008
60,000	0.65	November 2, 2008
130,000	0.60	March 25, 2009
150,000	0.65	May 27, 2009
65,000	0.61	June 7, 2009
25,000	0.48	July 25, 2009

The Company follows the fair value method of accounting for stock options. During the period ended July 31, 2004, 240,000 options were granted at a fair value of $35,225. The Black-Scholes method of option valuation was used with the following assumptions:

Dividend yield		Nil
Risk free interest rate		3%
Expected life		5 years
Expected volatility		75-96%

c.) Share Purchase Warrants Outstanding

Each of the company's common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted Average Price
Balance as at April 30, 2002	8,924,547	$1.50
Expired	(6,735,413)	$1.59
Granted	1,405,833	$0.45
Balance as at April 30, 2003	3,594,967	$1.21
Expired	2,135,770	$1.25
Exercised	(2,196,668)	$0.26
Granted	5,960,244	$0.32
Balance as at April 30, 2004	5,222,775	$0.37
Exercised	488,834	$0.22
Balance as at July 31, 2004	4,733,941	$0.39

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Summary of the warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,100,834	0.20	August 12, 2004
1,305,834	0.45	August 31, 2004
333,333	0.20	September 23, 2004
495,774	0.40	November 5, 2004
1,500,000	0.40	November 7, 2004
100,000	0.45	December 13, 2004
364,500	0.90	January 31, 2005

7 Related party transactions

The Company has a management contact that provides the president with a fee for services rendered of $10,000 per month plus out of pocket expenses. Charges under this agreement of $30,000 for the period ended July 31, 2004 (2003-$15,000) have been included in consulting and management fee expense.

During the period ended July 31, 2004, consulting fees of $15,000 (2003-$13,500) were paid or payable to officers and included in consulting and management fee expenses.

At July 31, 2004 accounts payable included $nil payable to officers and directors (2003-$24,228)

8. Income Taxes

The Company has approximately $1.6 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $4.6 million that may be carried forward to 2011, before expiring. No benefit has been recognized in respect of these amounts.

9   Segmented Information

The Company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and natural gas properties. Substantially all the Company's remaining assets and liabilities are in Canada.

10 Contingencies and commitments

In December 2003, Pacific Capital Markets Inc., sued the company for the sum of $250,490.24. As the full amount of the suit has been paid into court awaiting settlement of the case, full provision for a loss has been made in these financial statements. Should the company be successful in its defense, or should a settlement for a lesser amount be reached, a recapture of this expense would be recorded at the appropriate time. (See also note 12: Subsequent events)

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The Company leased new premises from May 1, 2004. The lease has a term of 36 months and commits the Company to monthly rent charges of approximately $4,530.00 per month.

11 Subsequent events

Effective August 30, 2004, the Company settled with Pacific Capital Markets Inc. for an amount less than the full amount. Accordingly, in the second quarter of fiscal 2005, the Company will book a recovery of an amounts previously expended to shareholder information.

Subsequent to the end of the period, 1,733,666 share purchase warrants were exercised for proceeds to the Company of $606,525.

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